[Letterhead of Trombly Business Law]


August 8, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Mark P. Shuman

        Re:     On the Go Healthcare, Inc.
                Response regarding Form SB-2
                Filed on June 22, 2006
                File Number: 333-135212

Dear Mr. Shuman:

        I am securities counsel for On The Go Healthcare, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement No. 333-135212, together with certain exhibits thereto (the "Registration Statement").

        Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated
July 19, 2006.

        Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.  It appears that the equity line arrangement concerning the shares to be registered was entered into on February 27, 2004. Please confirm our understanding to this effect or advise us to the contrary. Also, tell us whether there have been any addendums, amendments or modifications to the February 27, 2004, agreement that is referenced as Exhibit 10.2 to this registration statement. Please ensure that any addendums, amendments or modifications to the February 27, 2004 agreements have been provided as exhibits.

Response 1. The Company confirms that the equity line arrangement concerning the shares to be registered was entered into on February 27, 2004. There have been no addendums, amendments or modifications to the agreement.

Comment 2.  Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

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Response 2. I appreciate the Staff's willingness to discuss this comment prior to the Company responding to it in writing. I understand based on those conversations that the Staff is considering broader issues than the strict application of Rule 415(a)(1)(i). It appears the Staff is reconsidering whether the offering described in this Registration Statement is a primary or a secondary offering.
            As a result, the Company has provided the following analysis to attempt to address the Staff's concerns.

            The Staff issued guidance on equity lines on March 31, 2001 in its Current Issues and Rulemaking Projects Quarterly Update. The Staff, at that time, referred to Equity Lines as indirect primary offerings and provided guidance as to how to structure such Equity Lines to comply with Rule 415. The Company believes the Equity Line it entered into in February 2004 complied with both Staff Guidance and Rule 415. Additionally, the Company has filed two registration statements pursuant to that equity line that have been declared effective by the Staff.

            However, after conversations with the Staff that seemed to indicate the Staff may be reconsidering its March 2001 guidance, the Company has attempted to analyze this offering as to whether it is a primary or secondary offering.If the Staff has further questions regarding this analysis, the Company would welcome the opportunity to respond further.

        RULE

        Rule 415(a)(1)(i) of Regulation C says:

        (a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, that:

                (1) The registration statement pertains only to:

                        (i) Securities which are to be offered or sold solely
                            by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary...

        The Company believes it satisfies Rule 415(a)(1)(i) because it is registering securities on behalf of a person other than the registrant.

        The Nature of the Transaction

        Rule 415(a)(1)(i) of Regulation C provides for securities to be offered or sold on a continuous or delayed basis in the future, by or on behalf of a person or persons other than the registrant. This is typically called "a secondary offering." In this case, the Company has entered into an Equity Line transaction. In an Equity Line transaction, the Company may, in its sole discretion after meeting certain criteria, require Dutchess Private Equities Fund to purchase its securities. Because the investor is committed to purchase the securities at the Company's discretion, the Company can sell the shares when it believes it needs capital and market conditions are optimal. Dutchess must buy the securities in "puts." The puts allow the Company to issue shares to Dutchess in an amount limited by the trading volume of its stock.
        As a result, it may take months or years for the Company to use the full capacity of its Equity Line.

        Unlike many private placements made by companies with capitalizations similar to the Company's capitalization, the shares in the Equity Line are sold at a minimal discount to market. Additionally, unlike other private placements, the Equity Line involves only common stock. There are no convertibles, warrants or other securities involved.

        The Company filed this Registration Statement on Form SB-2 to register the shares underlying the Equity Line transaction. Since the shares are being registered for persons other than Company and are to be sold on a continuous or delayed basis in the future, the nature of the transaction would comply with Rule 415(a)(1)(i).

        The Size of the Transaction

        The issue raised by the Staff is whether the offering described on the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being offered. As discussed above, the Staff issued guidance in March 2001 stating that Equity Line transactions were to be considered as indirect primary offerings. However, given that the Staff appears to be reconsidering this issue, the Company has provided analysis on the distinctions between primary and secondary offerings.

        In discussing whether a secondary by an affiliate should be considered an offering on behalf of the issuer, i.e. a primary offering, Interpretation 20 of the Manual of Publicly Available Telephone Interpretations, section H., Form S-3, said "secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case by case basis." Although the Company is not S-3 eligible, the Company believes this same logic regarding the percentage of shares owned could be applied to this case. The Company is registering 40,000,000 shares for Dutchess which represents approximately 198% of the Company's outstanding shares and 78% of the Company's full diluted shares. Although these numbers are higher than the 50% referenced in the Staff Telephone Interpretation, pursuant to the Equity Line, the Company can only issue the shares to the investor in puts. Therefore, at any given time, the Company will issue to Dutchess an amount of shares representing well under the 50% referenced above. Additionally, pursuant to the terms of the Equity Line, Dutchess can not own over 4.99% of the stock and the Company believes that, since February 2004, Dutchess has never accumulated a position in the Company's stock over 4.99%.

        Case law has consistently held that 4.99% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int'l., No. 00-7630. Although the matter at hand does not relate to Section 16(b), the Company believes that this position is relevant to the determination of who is an "affiliate" for purposes of Telephone Interpretation H20. For these reasons, the Company believes that Dutchess is not an "affiliate" and this offering is more akin to a secondary offering.

        Interpretation 29 of section D, Rule 415, Form S-3, said that "the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who received the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

        The Company believes the offering described in the Registration Statement is a secondary offering and has analyzed the offering based on the factors pointed out in the Manual of Publicly Available Telephone Interpretations, section D as follows:

        1. How long the selling shareholders have held the shares:

        The Company has participated in the Equity Line with Dutchess since February 2004. This Registration Statement is the third registration statement the Company has filed pursuant to that Equity Line arrangement. Typically, Dutchess will sell the Company's shares shortly after receiving them via a put. As of the date of this letter, the Company believes Dutchess does not hold any shares of the Company's stock.

        The Company's history with this Equity Line arrangement has been to issue puts to Dutchess when it needs capital. The Company has already used the Equity Line for two and a half years and has issued puts based on the volume of trading Company's stock. Given that primary investments typically occur over a short period of time, the Company believes the Equity Line arrangement is more typical of a secondary offering which usually occurs over a longer time frame.

        2. Circumstances under which the investors received their shares:

        Dutchess is the investor in the Equity Line arrangement. Dutchess receives its shares via the puts described in the first factor above. Unlike a PIPE transaction (private-investment, public-equity) where investors typically receive their securities at one time, Equity Lines require the Investor to passively make investments over a long time period. The Company has already been involved in this Equity Line for over two years. This slow purchase and resale over a long time period is more typical of a secondary offering than a primary offering.

        3.  The Investor's relationship to the issuer:

        The Investor has been in this Equity Line arrangement since
        February 2004. Pursuant to the terms of the Equity Line, Dutchess can not purchase shares from the Company at its discretion. It can only purchase shares from the Company when the Company issues a put. The investor is a private investment fund that invests in various financings. The Company and Dutchess are not affiliates. The Company's relationship with Dutchess is different than a typical primary offering relationship. Dutchess does not look for further investors in the Company. Dutchess sells its shares into the market. Additionally, Dutchess does not take a finder's fee, commission or other payment on the shares it sells into the market. In this regard, Dutchess acts like a selling shareholder rather than a placement agent or broker/dealer.

        4.  The amount of shares involved:

        As of June 6, 2006, the Company had 20,216,594 shares of common stock outstanding. Additionally, the Company may issue approximately another 31,000,000 shares of common stock upon the exercise of warrants and options, conversion of Preferred Stock and conversion of outstanding debt. The Company is registering 46,350,000 shares of common stock in this Registration Statement. 40,000,000 shares being offered relate to the Equity Line with Dutchess, and the remaining 6,350,000 shares are being offered by 13 other shareholders. The amount of shares being registered represents 229% of the outstanding shares and approximately 90% of the fully diluted shares.

        The amount of shares being registered will not enter the market all at one time. Pursuant to the Equity Line, the Company can only issue the shares to Dutchess pursuant to puts and therefore, can only issue the shares over a span of time. The additional selling shareholders may sell their shares at any time or may continue to hold them.

        This is the third registration statement the Company has filed for this Equity Line. In March 2004, the Company registered 30,000,000 shares of common stock. All 30,000,000 shares were sold. In December 2004, the Company registered an additional 6,500,000 shares of common stock pursuant to the Equity Line. As of June 6, 2006, the Company had issued 5,302,287 shares and raised a total of $2,833,769.

        5.  Whether the sellers are in the business of underwriting securities.

        Dutchess is a private equity fund. To the Company's knowledge, Dutchess does not act as a broker/dealer, placement agent or finder for companies that it invests in. Unlike underwriters in primary offerings who seek purchasers of the issuer's securities, Dutchess relies on a unaffiliated broker dealer to sell its shares into the open market as it acquires them. The Company has filed the Placement Agent agreement on EDGAR and it is referenced in the exhibit list to the Registration Statement.

        Additionally, the Staff has addressed the capacity and function of the investor in an Equity Line arrangement in a no-action letter issued to Acqua Wellington on July 11, 2001. In that letter, the Staff agreed that an Equity Line arrangement constitutes an "at the market equity offering" within the meaning of Rule 415(a)(4). Therefore, the company must meet the requirements of Rule 415(a)(4), which includes naming the underwriter in the prospectus. To comply with this requirement, the Company named Dutchess and the unaffiliated broker-dealer that effects sales into the trading market as statutory underwriters in the prospectus. However, this result is not the same as Dutchess acting as a broker or dealer under Section 15 of the Exchange Act. The Company believes that Dutchess has complied with the Acqua Wellington no-action letter in this regard and should not be considered an underwriter for purposes of this analysis.

        6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

        Dutchess is a passive investor in the Company. It can only buy shares on short notice after the Company issues a put. Dutchess does not find purchasers for the shares because it is not acting as an underwriter. Additionaly, the structure of the Equity Line means that Dutchess does not know when the Company will issue a put, if at all, until Dutchess receives only a few days notice. Dutchess sells the shares it receives from the put into the market via an unaffiliated broker-dealer. This process of selling shares pursuant to an Equity Line has already been determined by the Staff in its no-action letter to Acqua Wellington and the Company believes Dutchess complies with that guidance.

        Additionally, unlike a traditional primary offering where the Company commits to sell securities, the Company is not obligated to sell any shares pursuant to the Equity Line. Also, unlike a primary offering, the Equity Line, by its terms, must occur over a long period of time.

        The Company believes the above analysis concludes that the Company is conducting a secondary offering rather than a primary offering.

          PRIOR FILINGS

        Finally, this is the third registration statement the Company has filed for this Equity Line. The Company has not amended the Equity Line documents it entered into in February 2004. The Staff declared the Company's prior two registration statements effective without asking for a Rule 415 analysis. The Company understands that the Staff may be revising its views on the application of Rule 415. However, the Company entered into this agreement in reliance on the Staff guidance available at the time and continued to believe such guidance was applicable based on its experience with its two prior filings. The Company respectfully requests that it be permitted to continue to rely on the existing Staff guidance on this Registration Statement.

Cover Page


Comment 3.  In the first paragraph, please clarify that 40 million of the shares being offered relate to the equity line financing arrangement with Dutchess Private Equities Fund, and that the remaining shares are offered by 13 other shareholders who are listed on page 15.

Response 3. The Company has complied with the Staff's comment.

Prospectus Summary, page 5


Comment 4. In the second paragraph under the heading "The Investment
           Agreement", you refer to an initial registration of 30 million shares, which was followed by a second registration relating to an additional 6.5 million shares. Then, you refer to sales of 5,302,287 and indicate that 1,197,223 shares remain available for sale under the second of the two registration statements. Please clarify whether some or all of the 30 million shares were sold, and discuss the relationship between those shares and the shares you propose to issue under the latest filing.


Response 4. The Company has complied with the Staff's comment.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                Regards,


                                /s/ Amy M. Trombly
                                ---------------------
                                Amy M. Trombly
                                Counsel for On The Go Healthcare, Inc.



cc:     On the Go Healthcare, Inc.


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